Phillips 66 Company

2331 CityWest Blvd.

Houston, Texas 77042

March 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	Phillips 66 Company
Phillips 66
Registration Statement on Form S-4
Filed February 22, 2023
	File No.	333-269921
333-269921-01

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Phillips 66 Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-269921) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 10:00 a.m., Washington, D.C. time, on April 3, 2023, or as soon as practicable thereafter.

Please contact William S. Anderson of Bracewell LLP at 713.221.1122 with any questions you may have regarding this request. In addition, please notify Mr. Anderson by telephone when this request for acceleration has been granted.

Very truly yours,

Phillips 66 Company

By:	/s/ Vanessa Allen Sutherland
Name:	Vanessa Allen Sutherland
Title:	Executive Vice President, Government Affairs, General Counsel and Corporate Secretary